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                                  UNITED STATES                 SEC FILE NUMBER:
                       SECURITIES AND EXCHANGE COMMISSION           0-24759
                             Washington, D.C. 20549               CUSIP NUMBER:
                                                                     NONE

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One)  X  Form 10-K    Form 20-F    Form 11-K    Form 10-Q    Form N-SAR
           -----         ----         ----         ----         ----

                       For Period Ended: FEBRUARY 28, 1999

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -----------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

       NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 NOT APPLICABLE
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PART I - REGISTRANT INFORMATION

                            HEARTLAND WISCONSIN CORP.
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Full Name of Registrant

                                 NOT APPLICABLE
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Former Name if Applicable

                             6635 SOUTH 13TH STREET
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Address of Principal Executive Office (Street and Number)

                           MILWAUKEE, WISCONSIN 53221
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X   (a) The reasons described in reasonable detail in Part III of this form
---      could not be eliminated without unreasonable effort or expense;

 X   (b) The subject annual report, semi-annual report, transition report on
--- Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

 X   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
---      has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

         INFORMATION NECESSARY TO COMPLETE THE AUDIT IS BEING FINALIZED.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           ROBERT J. PHILIPP, ESQ.          414                332-2118
         --------------------------      -----------       -----------------
                    (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no
     identify report(s).   X   Yes   No
                          ---     ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?       X  Yes    No
                   ---     ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            HEARTLAND WISCONSIN CORP.
              -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


     Date:  JUNE 1, 1999                      By:      /s/ SCOTT A. BLAIR
            ------------                        --------------------------------
                                                     SCOTT A. BLAIR, PRESIDENT


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                              CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                             Form 12 B25-Exhibit A
                             Accountants Statement

                    [LETTERHEAD OF PENDER NEWKIRK & COMPANY]



May 28, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


We were retained by Heartland Wisconsin Corp. as independent certified public accountants to report on financial statements at February 28, 1999 and for the year ended February 28, 1999. We have endeavored, with the full cooperation of the Registrant, to obtain the necessary information to meet the filing requirements of Form 10-KSB, both as to form and timeliness. We are waiting on several material confirmations required as part of our audit. These confirmations are not expected to arrive with sufficient time for us to complete our audit procedures by June 1, 1999, which is the required filing date for the Registrant's Annual Report on Form 10-KSB. The information is expected to be received in time to meet the filing extension deadline provided by Form 12b-25.

Very truly yours,

/s/ PENDER NEWKIRK & COMPANY

Certified Public Accountants
Tampa, Florida